Exhibit (a)(i)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM CANADA, AUSTRALIA, JAPAN, THE EUROPEAN ECONOMIC AREA OR THE UNITED KINGDOM OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

April 9, 2017

Pre-Announcement of the Public Exchange and Cash Offer

by

Cardiac Monitoring Holding Company, LLC, Malvern, Pennsylvania, United States of America (Domicile: Wilmington, Delaware, United States of America)

for

all publicly held registered shares of LifeWatch AG, Zug, Switzerland with a nominal value of Swiss Francs (“CHF”) 1.30 each

On the terms and subject to the conditions set forth below, Cardiac Monitoring Holding Company, LLC, a limited liability company organized under the laws of the State of Delaware, United States of America having its principal office in Malvern, Pennsylvania, United States of America (the “Offeror”), intends to launch a public tender offer with a cash component and a share component (the “Offer”) on or about April 18, 2017 in accordance with art. 125 et seq. of the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading of June 19, 2015 (Bundesgesetz über die Finanzmarktinfrasrukturen und das Marktverhalten im Effekten- und Derivatehandel) (“FMIA”) and its implementing ordinances for all of the publicly held registered shares (Namenaktien) of LifeWatch AG, Zug, Switzerland (“LifeWatch” or the “Company”) with a nominal value of CHF 1.30 each (the “LifeWatch Share(s)”).

I.                                       BACKGROUND

The Company is a corporation (Aktiengesellschaft) with its registered office at Baarerstrasse 139, 6300 Zug, Switzerland and with a share capital of CHF 24,021,229.70. The LifeWatch Shares are listed on SIX Swiss Exchange Ltd (“SIX”) under the symbol LIFE. The Company is a leading health care services and technology company, specialized in providing remote wireless diagnostic monitoring services as well as developing and manufacturing advanced digital health systems.

The Offeror has its principal office at 1000 Cedar Hollow Road, Malvern, Pennsylvania 19355, United States of America and its domicile in Wilmington, Delaware, United States of America. It is a direct, wholly-owned subsidiary of BioTelemetry, Inc. (“BioTelemetry”). It was formed on April 4, 2017 solely for the purpose of effecting the Offer and has conducted no business activities other than those related to the structuring and negotiation of the Offer.

BioTelemetry is a corporation organized under the laws of the State of Delaware, United States of America, having its principal office in Malvern, Pennsylvania, United States of America and its domicile in Wilmington, Delaware, United States of America. The BioTelemetry common stock, par value U.S. Dollars (“USD”) 0.001 per share (the “BioTelemetry Common Stock”) is listed on NASDAQ Stock Market LLC (“NASDAQ”) under the symbol BEAT.

Formerly known as Cardionet, Inc., BioTelemetry provides monitoring services and digital population health management in a healthcare setting, medical device manufacturing and centralized core laboratory services for clinical research.

On April 9, 2017, the Offeror and BioTelemetry entered into an agreement with the Company governing the terms and conditions of the Offer and the obligations of the Offeror and the Company in connection with the Offer (the “Transaction Agreement”), pursuant to which the Offeror agreed to submit, publish and conduct the Offer, and the Company’s board of directors unanimously agreed, inter alia, to recommend the Offer for acceptance by the holders of LifeWatch Shares.

II.                                  THE OFFER

The Offer is expected to be made on the following terms:

1.                                     Object of the Offer

Subject to the Offer restrictions, the Offer will extend to all publicly held LifeWatch Shares including all LifeWatch Shares issued until the end of the Additional Acceptance Period (as defined below). The Offer will not be made for treasury shares held by the Company or its subsidiaries.

2.                                     Offer Consideration

The Offeror intends to offer:

•                  0.1457 shares of BioTelemetry Common Stock along with CHF 10.00 in cash (the “Main Offer Consideration”), or, at the choice of each LifeWatch shareholder,

•                  0.2185 shares of BioTelemetry Common Stock along with CHF 8.00 in cash (the “Alternative Offer Consideration”)

for each LifeWatch Share (the Main Offer Consideration and the Alternative Offer Consideration together, the “Offer Consideration”).

LifeWatch shareholders may individually elect to receive either the Main Offer Consideration or the Alternative Offer Consideration, but not both. The payment and delivery of the Offer Consideration is expected to be subject to Israeli withholding tax (see Section VI. “Important Israeli Tax Considerations”).

Based on the closing price of the BioTelemetry Common Stock of USD 27.30 on NASDAQ on April 7, 2017 (the SIX trading day (the “Trading Day”) preceding the date of this pre-announcement (the “Pre-Announcement”)) and the 11:00 a.m. Central European Summer Time (“CEST”) exchange rate as published by the Swiss National Bank on such date of USD 1.00 = CHF 1.0058, the Main Offer Consideration values each LifeWatch Share at CHF 14.00, and implies a premium of 40.70% to the closing price on January 23, 2017 (one (1) Trading Day prior to the publication of the pre-announcement of Aevis Victoria S.A. (the “Aevis Pre-Announcement”)), a premium of 14.29% to the closing price one (1) Trading Day preceding the date of this Pre-Announcement and of 40.70% to the last sixty (60) Trading Days volume-weighted average price of CHF 9.95 of the LifeWatch Shares on SIX prior to publication of the Aevis Pre-Announcement.

Based on the closing price of the BioTelemetry Common Stock of USD 27.30 on NASDAQ on April 7, 2017 (the Trading Day preceding the date of this Pre-Announcement) and the 11:00 a.m. CEST exchange rate as published by the Swiss National Bank on such date of USD 1.00 = CHF 1.0058, the Alternative Offer Consideration values each LifeWatch Share at CHF 14.00, and implies a premium of 40.70% to the closing price on January 23, 2017 (one (1) Trading Day prior to the publication of the Aevis Pre-Announcement), a premium of 14.29% to the closing price one (1) Trading Day preceding the date of this Pre-Announcement and of 40.70% to the last sixty (60) Trading Days volume-

weighted average price of CHF 9.95 of the LifeWatch Shares on SIX prior to publication of the Aevis Pre-Announcement.

The Offer Consideration shall be fully adjusted by the gross amount of any dilutive effects in relation to the LifeWatch Shares or BioTelemetry Common Stock, as the case may be, which may arise until the settlement of the Offer (the “Settlement” and the date on which the Settlement shall occur, the “Settlement Date”), including but not limited to any dividend payments, par value reductions and other distributions of any kind, stock splits or reverse stock splits, demergers and spin-offs, capital increases and the sale of treasury shares at an issuance or sales price per share below the Offer Consideration (with regard to LifeWatch Shares) or below the stock market price (with regard to BioTelemetry Common Stock) (excluding the issuance of shares or the sale of treasury shares in connection with the exercise of options or other employee equity instruments that have been issued prior to December 31, 2016 on the terms set out in such options or other employee equity instruments as well as the issuance of shares of BioTelemetry Common Stock as part of the Offer Consideration), the acquisition of treasury shares above the Offer Consideration (with regard to LifeWatch Shares) or above the stock market price (with regard to BioTelemetry Common Stock) or the issuance of options, warrants, convertible securities or other rights of any kind to acquire or convertible into LifeWatch Shares or BioTelemetry Common Stock respectively, repayments of capital in any form, the sale of assets below market value or the acquisition of assets above market value. Adjustments for dilutive effects will first be made by a reduction (in relation to LifeWatch Shares) or increase (in relation to BioTelemetry Common Stock), as the case may be, of the cash component of the Offer Consideration by the gross amount of the dilutive effects. An amount of a dilutive effect on LifeWatch Shares exceeding the cash component of the Offer Consideration will, if the Offer is upheld, lead to a reduction of the share component of the Offer Consideration.

No fractional entitlements to BioTelemetry Common Stock will be issued. The number of shares of BioTelemetry Common Stock to be delivered will be rounded to the next lowest whole number and a fractional share that a holder of LifeWatch Shares who accepts the Offer would otherwise be entitled to receive as a result of the Offer will be settled in cash, by multiplying the price of the BioTelemetry Common Stock on NASDAQ (calculated on the basis of the volume-weighted average price of the last five (5) Trading Days of the Additional Acceptance Period (as defined below)) by the fraction of BioTelemetry Common Stock to which the shareholder is entitled. The Offeror shall make such payments to the holders of fractional share interests on the Settlement Date.

III.                             MAIN OFFER PERIOD AND ADDITIONAL ACCEPTANCE PERIOD

It is expected that the offer prospectus relating to the Offer (the “Offer Prospectus”) will be published on or around April 18, 2017. After the lapse of the cooling-off period of ten (10) Trading Days, it is intended that the Offer will remain open for acceptance for ten (10) Trading Days (the “Main Offer Period”). The Offeror reserves the right to extend the Main Offer Period once or several times with the approval of the Swiss Takeover Board (the “TOB”). If the Offer is successful, after the expiration of the (possibly extended) Main Offer Period, there will be an additional acceptance period of ten (10) Trading Days for the subsequent acceptance of the Offer (the “Additional Acceptance Period”).

Assuming that the Offer Prospectus will be published on April 18, 2017 and applying the minimum periods above, the Main Offer Period would run from about May 4, 2017 until about 4 p.m. CEST on May 17, 2017, and the Additional Acceptance Period would run from about May 24, 2017 until about 4 p.m. CEST on June 8, 2017.

The Offeror will file an application with the TOB to extend the deadline for publishing the Offer Prospectus from April 18 to April 25, 2017. If approved, the Offeror reserves the right to announce an amended timetable.

IV.                              OFFER CONDITIONS, WAIVER OF OFFER CONDITIONS AND PERIOD FOR WHICH THE OFFER CONDITIONS ARE IN FORCE AND EFFECT

1.                                     Offer Conditions

The Offer is expected to be subject to the following conditions:

a.                                     Minimum Acceptance Rate: The Offeror shall have received valid and irrevocable acceptances for such number of LifeWatch Shares representing, when combined with any LifeWatch Shares that the Offeror and the parties acting in concert with the Offeror will own at the end of the (possibly extended) Main Offer Period (but not including LifeWatch Shares held by the Company or any of its subsidiaries), at least 67% of all LifeWatch Shares that are issued and outstanding at the end of the (possibly extended) Main Offer Period.

b.                                     Merger Control and Other Approvals: All waiting periods with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules promulgated thereunder shall have expired or been terminated and the approval, clearance, decision or expiration or termination of the applicable waiting periods shall not be subject to any condition or undertaking on BioTelemetry, the Company or any of their respective subsidiaries that, individually or together with any other condition or undertaking or other circumstances or events, in the opinion of an independent audit firm or investment bank of international repute to be appointed by the Offeror (the “Independent Expert”), would be reasonably expected to have any of the following effects (each a “Material Adverse Effect”) on BioTelemetry and its subsidiaries, taken as a whole, or the Company and its subsidiaries, taken as a whole:

i.                                         a reduction in the annual consolidated sales in the (equivalent) amount of USD 5,691,600 (corresponding to 5% of the consolidated sales of the Company for the financial year ending December 31, 2016 as per its 2016 annual report) or more; or

ii.                                      a reduction in the annual consolidated earnings before interest and taxes (“EBIT”) in the (equivalent) amount of USD 767,200 (corresponding to 10% of the Company’s consolidated EBIT for the financial year ending December 31, 2016 as per its 2016 annual report) or more; or

iii.                                   a reduction in the consolidated equity in the (equivalent) amount of USD 5,693,000 (corresponding to 10% of the equity of the Company as of December 31, 2016) or more.

c.                                      Registration in the Share Register of the Company: The board of directors of the Company shall have resolved to register the Offeror and/or any other company controlled and designated by BioTelemetry as a shareholder with voting rights in the share register of the Company with respect to all LifeWatch Shares that BioTelemetry and/or any of its subsidiaries may acquire as a result of the Offer or otherwise (with respect to LifeWatch Shares to be acquired in the Offer, subject to all other conditions of the Offer having been satisfied or waived) and the Offeror and/or any other company controlled and designated by BioTelemetry shall have been registered in the share register of the Company as shareholder(s) with voting rights with respect to all LifeWatch Shares acquired.

d.                                     Resignation of Members of the Board of Directors of the Company and Election of Candidates Proposed by the Offeror: (i) All members of the Company’s board of directors shall have resigned from their functions on the boards of directors of the Company and its subsidiaries with effect as from the Settlement and (ii) a general meeting of shareholders of the Company shall have been held and shall have elected the persons nominated by the Offeror to the Company’s board of directors with effect as from the Settlement.

e.                                      Approvals Related to the Shares of BioTelemetry Common Stock: (i) BioTelemetry has received the requisite approval of its board of directors or, if required, of its stockholders to issue the shares of BioTelemetry Common Stock pursuant to the Offer, and (ii) the shares of BioTelemetry Common Stock issuable upon consummation of the Offer have been approved for listing on NASDAQ.

f.                                       No Company Material Adverse Effect: From the date of the Pre-Announcement until the expiration of the (possibly extended) Main Offer Period, no changes in circumstances, events, facts or occurrences shall have been disclosed by the Company or otherwise come to the Offeror’s attention, which, individually or together with any other changes in circumstances, events, facts or occurrences that are relevant under this condition (f) in the opinion of the Independent Expert, would be reasonably expected to have any of the Material Adverse Effects listed under condition b(i) to (iii) on the Company and its subsidiaries, taken as a whole.

g.                                      No Adverse Resolutions by the General Meeting of Shareholders of the Company: No shareholders’ meeting of the Company shall have:

i.                                         resolved or approved any dividend, other distribution or capital reduction or any acquisition, spin-off (Abspaltung), transfer of assets and liabilities (Vermögensübertragung) or other disposal of assets, with an aggregate value or for an aggregate consideration of more than USD 9,195,700 (corresponding to 10% of the consolidated total assets of the Company and its subsidiaries as of December 31, 2016, as per its 2016 annual report);

ii.                                      resolved or approved any merger, demerger (Aufspaltung) or ordinary, authorized or conditional increase of the share capital of the Company (except for the creation of conditional share capital in the maximum amount of CHF 1,196,000 as proposed under agenda item 8 for the annual general meeting to be held on or about April 26, 2017); or

iii.                                   adopted any amendment of the articles of association of the Company to introduce any transfer restrictions (Vinkulierung) or voting limitations (Stimmrechtsbeschränkungen).

h.                                     No Acquisition or Sale of Material Assets or Incurrence or Repayment of Material Indebtedness: With the exception of the obligations which have been made public prior to the date of this Pre- Announcement, since December 31, 2016, the Company and its subsidiaries shall not have resolved or undertaken to acquire or sell (or have acquired or sold) any assets or have resolved or undertaken to incur or repay (or have incurred or repaid) any indebtedness in an aggregate amount or value of more than USD 9,195,700 (corresponding to 10% of the consolidated total assets of the Company and its subsidiaries as of December 31, 2016, as per its 2016 annual report).

i.                                         No Injunction or Prohibition: No competent court or governmental authority shall have issued a judgement, decision, order or any other authoritative measure temporarily or permanently preventing, prohibiting or declaring illegal the Offer or its Settlement.

j.                                        Tax Ruling from the Israel Tax Authority: The Offeror shall have received from the Israel Tax Authority a tax ruling which confirms that the payment of the Offer Consideration shall be exempted from Israeli backup withholding tax with respect to shareholders which inter alia hold less than 5% of the shares in LifeWatch and submit a declaration confirming that they are not a resident of Israel and have purchased the respective LifeWatch Shares on or after January 1, 2009 or such other date as specified in the tax ruling.

2.                                     Waiver of Offer Conditions

The Offeror reserves the right to waive, in whole or in part, one or more of the Offer conditions.

3.                                     Period for Which the Offer Conditions are in Force and Effect

a.                                     Conditions (a), (f) and (j) shall be in force and effect until the expiration of the (possibly extended) Main Offer Period. If any of the conditions (a), (f) or (j) have not been satisfied or waived by the end of the (possibly extended) Main Offer Period, the Offer will be declared unsuccessful.

b.                                     Conditions (b), (d)(i), (e), (g), (h) and (i) shall be in force and effect until the Settlement.

c.                                      Conditions (c) and (d)(ii) shall be in force and effect until the Settlement or, if earlier, until the date when the applicable corporate body of the Company has taken the required resolution mentioned therein.

d.                                     If any of the conditions (d)(i), (e), (g), (h) and (i) or, if and to the extent still applicable (see preceding paragraphs), any of the conditions (c) or (d)(ii), have not been satisfied or waived by the anticipated Settlement, the Offeror shall be entitled to declare the Offer unsuccessful or to postpone the Settlement for a period of up to four (4) months after the expiration of the Additional Acceptance Period. If condition (b) has not been satisfied or waived by the anticipated Settlement, the Offeror shall be obliged to postpone the Settlement for a period of up to four (4) months after the expiration of the Additional Acceptance Period (any such postponement, the “Postponement”). During the Postponement, the Offer shall continue to be subject to the conditions (b), (d)(i), (e), (g), (h) and (i) and, if and to the extent still applicable (see preceding paragraphs), conditions (c) and (d)(ii), as long as, and to the extent, such conditions have not been satisfied or waived. Unless the Offeror applies for, and the TOB approves, an additional postponement of the Settlement, the Offeror will declare the Offer unsuccessful if such conditions have not been satisfied or waived during the Postponement.

V.                                   OFFER RESTRICTIONS

1.                                     General

The Offer is not being and will not be made, directly or indirectly, in any country or jurisdiction in which it would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require BioTelemetry or any of its subsidiaries, including the Offeror, to change or amend the terms or conditions of the Offer in any material way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the Offer. It is not intended to extend the Offer to any such country or jurisdiction. Any such documents relating to the Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction, and must not be used for the purpose of soliciting the purchase of securities of the Company by any person or entity resident or incorporated in any such country or jurisdiction.

2.                                     United Kingdom

The materials relating to the Offer are to be directed only at persons in the United Kingdom (the “U.K.”) who (a) have professional experience in matters relating to investments, (b) fall within article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., this Pre-Announcement and any other documents or materials relating to the Offer are not to be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Pre-Announcement or any documents or materials relating to the Offer relate, is available only to relevant persons and will be engaged in only with relevant persons.

3.                                     Australia, Canada, Japan

The Offer is not addressed to the shareholders of the Company whose place of residence, seat or habitual abode is in Australia, Canada or Japan, and such shareholders may not accept the Offer.

4.                                     European Economic Area

The Offer described in this Pre-Announcement is only being made within the European Economic Area (the “EEA”) pursuant to an exception under Directive 2003/71/EC (as amended and together with any applicable adopting or amending measures in any relevant member state, the “Prospectus Directive”), as implemented in each state of the EEA (each a “relevant member state”), from the requirement to publish a prospectus that has been approved by the competent authority in that relevant member state and published in accordance with the Prospectus Directive as implemented in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive. Accordingly, in the EEA, the Offer and documents or other materials in relation to the Offer and the BioTelemetry Common Stock are only addressed to, and are only directed at, (i) qualified investors (“qualified investors”) in the member state within the meaning of article 2 (1) (e) of the Prospectus Directive, as adopted in the relevant member state, and (ii) persons who hold, and will tender, the equivalent of at least Euro (“EUR”) 100’000 worth of LifeWatch Shares in exchange for the receipt of BioTelemetry Common Stock (collectively “permitted participants”). This Pre-Announcement and the documents and other materials in relation to the Offer may not be acted or relied upon by persons in the EEA who are not permitted participants, and each shareholder of the Company seeking to participate in the Offer that is resident in the EEA will be deemed to have represented and agreed that it is a qualified investor or that it is tendering the equivalent of EUR 100’000 worth of LifeWatch Shares in exchange for BioTelemetry Common Stock.

5.                                     Notice to U.S. Holders

The Offer is made for the securities of a non-United States (“U.S.”) company. The Offer is subject to the disclosure and procedural requirements of Switzerland, which are different from those of the U.S.

It may be difficult for U.S. holders to enforce their rights and any claim arising out of U.S. federal securities laws, since the Company is located in a non-U.S. jurisdiction, and some or all of its officers and directors may be residents of a non-U.S. jurisdiction. U.S. holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

The receipt of cash and stock consideration in the Offer by a U.S. shareholder will generally be a taxable transaction for U.S. federal, state and local income tax purposes. Each U.S. shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

BioTelemetry and any of its subsidiaries and any advisor, broker or financial institution acting as an agent or for the account or benefit of BioTelemetry or the Offeror may, subject to applicable Swiss securities laws, rules and regulations, make certain purchases of, or arrangements to purchase, LifeWatch Shares from shareholders of the Company who are willing to sell their LifeWatch Shares outside the Offer from time to time, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. The Offeror will disclose promptly any information regarding such purchases of LifeWatch Shares in Switzerland through the electronic media and/or the stock exchange and in the U.S. by means of a press release, if and to the extent required under applicable laws, rules and regulations in Switzerland.

Securities may not be offered or sold in the U.S. absent registration or an exemption from registration under the U.S. Securities Act. It is expected that the Offer will be subject to a Tier I exemption pursuant to Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended, and that the issuance of BioTelemetry Common Stock in connection therewith will be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Rule 802 thereof.

Neither the SEC nor any securities commission of any State of the U.S. has (a) approved or disapproved of the Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this Pre-Announcement. Any representation to the contrary is a criminal offence in the U.S.

VI.                              IMPORTANT ISRAELI TAX CONSIDERATIONS

The receipt of cash and BioTelemetry Common Stock in exchange for LifeWatch Shares pursuant to the Offer will be a taxable sale transaction for Israeli income tax purposes, as LifeWatch holds an Israeli subsidiary, which is in turn the owner of a US company where a material amount of the enterprise’s revenue is derived.

The receipt of cash and BioTelemetry Common Stock in exchange for LifeWatch Shares pursuant to the Offer is generally subject to information reporting and to backup withholding (currently at a rate up to of 30% plus applicable surplus of up to 3%) unless such shareholder provides a specific certificate of exemption from withholding tax issued by the Israel Tax Authority (“ITA”) applicable to the sale of LifeWatch Shares. The amount to be withheld from such shareholder shall be calculated according to the applicable withholding rate and rules set forth in the Israeli Tax Code. An application for a ruling (“Ruling”) has been filed with the ITA in order to determine the rules for withholding in connection with the Offer for non-5% or more shareholders and for non-Israeli resident shareholders generally. In the event that the ITA shall issue the requested Ruling, which is not assured, such Ruling could provide, among other things, that for a shareholder which holds less than 5% of the LifeWatch Shares and that will submit a declaration confirming that it is not a resident of Israel and that such shareholder purchased the LifeWatch Shares on or after January 1, 2009 or other specified date, the consideration payable to such shareholder would be exempt from Israeli backup withholding. In the absence of a Ruling, or with respect to any shareholder that does not comply with or satisfy the terms of the Ruling, a shareholder would be subject to Israeli backup withholding unless such shareholder provides a specific certificate of exemption from withholding tax issued by the ITA that is applicable to the sale of LifeWatch Shares.

VII.                         ADDITIONAL INFORMATION

Additional information on the Offer is expected to be published electronically through the same media.

Security	Security Number	ISIN	Ticker Symbol

LifeWatch Shares (not tendered)	1 281 545	CH 001 281545 9	LIFE

BioTelemetry Common Stock	22 042 825	US 090 672 106 5	BEAT

April 9, 2017

Financial Advisor	Financial Advisor and Offer Manager

RAYMOND JAMES	CREDIT SUISSE

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